FORM 4
[ ]  Check this box if no longer                         OMB APPROVAL
     subject to Section 16. Form 4              OMB Number:            3235-0287
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Credit Suisse First Boston,
     on behalf of the investment banking business of
     the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     11 Madison Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                         NY                 10010
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Fisher Scientific International Inc. (FSH)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     02/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code                        (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          02/19/02       S               757,489     D      $27.00    3,055,406        I       (1) (13)
                                                                                                                          (17) (18)
                                                                                                                          (19)
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Common Stock                          02/19/02       S                30,166     D      $27.00      121,679        I       (2) (13)
                                                                                                                          (17) (18)
                                                                                                                          (19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          02/19/02       S                12,247     D      $27.00       49,403        I       (3) (13)
                                                                                                                          (17) (18)
                                                                                                                          (19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         02/19/02        S                 2,389     D      $27.00       9,636         I       (4) (13)
                                                                                                                          (17) (18)
                                                                                                                          (19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                         02/19/02        S                 3,401     D      $27.00       13,719        I       (5) (13)
                                                                                                                          (15) (17)
                                                                                                                          (18) (19)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction                                                    (Over)
   4(b)(v).                                                                                                          SEC 1474 (7-99)


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
Common Stock                          02/19/02      S                 44,286     D      $27.00      178,634        I       (7) (14)
                                                                                                                          (17) (18)
                                                                                                                          (19)
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Common Stock                          02/19/02      S                 16,446     D      $27.00       66,339        I       (8) (14)
                                                                                                                          (17) (18)
                                                                                                                          (19)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                          02/19/02      S                134,489     D      $27.00      542,476        I       (9) (17)
                                                                                                                          (18) (19)
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Common Stock                          02/19/02      S                 20,042     D      $27.00       80,838        I      (10) (16)
                                                                                                                          (18) (19)
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Common Stock                          02/19/02      S                  1,458     D      $27.00        5,877        I      (11)(15)
                                                                                                                          (18) (19)
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Common Stock                          02/19/02      S                 142,843    D      $27.00      576,172        I      (12) (15)
                                                                                                                          (18) (19)
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


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)   Code  V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Warrants            $9.65                                                   Common Stock 313,745          313,745     I     (1) (13)
                                                                                                                           (17) (18)
                                                                                                                           (19)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $9.65                                                   Common Stock  12,495           12,495     I     (2) (13)
                                                                                                                           (17) (18)
                                                                                                                           (19)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $9.65                                                   Common Stock   5,075            5,075     I     (3) (13)
                                                                                                                           (17) (18)
                                                                                                                           (19)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $9.65                                                   Common Stock     990              990     I     (4) (13)
                                                                                                                           (17) (18)
                                                                                                                           (19)
------------------------------------------------------------------------------------------------------------------------------------



FORM 4 (continued)


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Warrants            $9.65                                                   Common Stock   1,410            1,410     I     (5) (13)
                                                                                                                           (15) (17)
                                                                                                                           (18) (19)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $9.65                                                   Common Stock  15,430           15,430     I     (6) (13)
                                                                                                                           (17) (18)
                                                                                                                           (19)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $9.65                                                   Common Stock  18,345           18,345     I     (7) (14)
                                                                                                                           (17) (18)
                                                                                                                           (19)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $9.65                                                   Common Stock   6,810            6,810     I     (8) (14)
                                                                                                                           (17) (18)
                                                                                                                           (19)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $9.65                                                   Common Stock  55,700           55,700     I     (9) (17)
                                                                                                                           (18) (19)
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Warrants            $9.65                                                   Common Stock   8,300            8,300     I    (10) (16)
                                                                                                                           (18) (19)
------------------------------------------------------------------------------------------------------------------------------------
Warrants            $9.65                                                   Common Stock     605              605     I    (11) (15)
                                                                                                                           (18) (19)
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Warrants            $9.65                                                   Common Stock  59,165           59,165     I    (12) (15)
                                                                                                                           (18) (19)
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Explanation of Responses:

See Attachment A.                                           Credit Suisse First Boston, on behalf of the
                                                               investment banking business of the
                                                               Credit Suisse First Boston business unit

                                                             /s/ Ivy B. Dodes                                       March 11, 2002
                                                            ---------------------------------------------           --------------
                                                            **Signature of Reporting Person                              Date
                                                            Ivy B. Dodes
                                                            Managing Director

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                    ATTACHMENT A

                            EXPLANATION TO RESPONSES


(1) Securities owned directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), a Delaware limited partnership.

(2) Securities owned directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A"), a Delaware limited partnership.

(3) Securities owned directly by DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership.

(4)  Securities owned directly by DLJ Millennium Partners-A, L.P.
     ("Millennium-A"), a Delaware limited partnership.

(5) Securities owned directly by DLJ EAB Partners, L.P. ("EAB"), a Delaware limited partnership.

(6) Securities owned directly by DLJ Offshore Partners II, C.V. ("Offshore II"), a Netherlands Antilles limited partnership.

(7)  Securities owned directly by DLJ Diversified Partners, L.P.
     ("Diversified"), a Delaware limited partnership.

(8) Securities owned directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), a Delaware limited partnership.

(9) Securities owned directly by DLJMB Funding II, Inc. ("Funding II"), a Delaware corporation.

(10) Securities owned directly by UK Investment Plan 1997 Partners ("1997 Partners"), a Delaware limited partnership.

(11) Securities owned directly by DLJ First ESC, L.P. ("ESC"), a Delaware limited partnership.

(12) Securities owned directly by DLJ ESC II, L.P. ("ESC II"), a Delaware limited partnership.

(13) Securities owned indirectly by DLJ Merchant Banking II, Inc. ("DLJMBII Inc."), a Delaware corporation, as the General Partner of each of Partners II, Partners II-A, Millennium and Millennium-A and the Advisory General Partner of Offshore II; and by DLJ Merchant Banking II, LLC ("DLJMBII LLC"), a Delaware limited liability company, as Associate General Partner of each of Partners II, Partners II-A, Offshore II, Millennium, Millennium-A and EAB. DLJMBII Inc. is also the Managing Member of DLJMBII LLC.

(14) Securities owned indirectly by DLJ Diversified Partners, Inc. ("Diversified Partners"), a Delaware corporation, as the General Partner of each of Diversified and Diversified-A; and by DLJ Diversified Associates, L.P. ("Diversified Associates"), a Delaware limited partnership, as the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(15) Securities owned indirectly by DLJ LBO Plans Management Corporation ("DLJ LBO Plans"), a Delaware corporation, as the Managing General Partner of EAB and ESC and the General Partner of ESC II; and by DLJ LBO Plans Management Corporation III, as the Associate General Partner of ESC.

(16) Securities owned indirectly by UK Investment Plan 1997 Partners, Inc. ("UK Partners, Inc."), a Delaware corporation, as the General Partner of 1997 Partners.

(17) Securities owned indirectly by Credit Suisse First Boston Private Equity, Inc., a Delaware corporation formerly known as DLJ Capital Investors, Inc. ("DLJCI"), as the sole stockholder of each of DLJMBII Inc., Diversified Partners and Funding II.

(18) Securities owned indirectly by Credit Suisse First Boston (USA) Inc., ("CSFB-USA"), a Delaware corporation formerly known as Donaldson, Lufkin & Jenrette, Inc., as the sole stockholder of each of DLJCI, DLJ LBO Plans and UK Partners, Inc.

(19) In accordance with Securities Exchange Commission Release No. 34-39538 (January 12, 1998), this Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own Shares to which this schedule relates and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

     The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported in this statement.